SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

June 29, 2004

Microcell Telecommunications Inc.

 800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

MICROCELL RESPONDS TO NOTICE OF EXTENSION AND VARIATION
TO OFFERS FROM TELUS CORPORATION

Montreal, June 29, 2004 - Microcell Telecommunications Inc. (TSX: MT) today announced that, following its review with the assistance of its legal and financial advisors of TELUS Corporation's Notice of Extension and Variation dated June 22, 2004, it confirms its existing recommendation to holders of Microcell's Class A Restricted Voting Shares, Class B Non-Voting Shares, Warrants 2005 and Warrants 2008 (collectively, the "Securities") not to tender to TELUS' unsolicited offers (the "Offers") to purchase all of the Securities. The Notice of Extension and Variation provides for the extension of the Offers until July 22, 2004 at 9:00 p.m. (Toronto time) and the changes to certain conditions to the Offers.

The Notice of Extension and Variation discloses that the Competition Bureau advised TELUS on June 4, 2004 that it was characterizing the transactions contemplated by the Offers as "very complex" and that very complex merger transactions necessitate substantial assessment and a greater volume of work by the Competition Bureau than that which is required in transactions not so characterized; the Board of Directors has been advised that very complex merger transactions typically require substantially longer review periods than transactions not so characterized.

Holders of Securities should read the Directors' Circular dated May 28, 2004 provided to them in response to the Offers and containing the recommendation of the Board of Directors; the Directors' Circular is available on SEDAR at www.sedar.com and on Microcell's Web site at www.microcell.ca.

Microcell has also filed certain materials with the Securities and Exchange Commission ("SEC"), including a solicitation/recommendation statement on Schedule 14D-9. SECURITY HOLDERS ARE URGED TO READ THE SOLICITATION/ RECOMMENDATION STATEMENT, AS IT MAY BE AMENDED FROM TIME TO TIME, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors can obtain a free copy of materials filed by Microcell with the SEC on the SEC's Web site at www.sec.gov.

About the Company
 Microcell Telecommunications Inc. is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to over 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Reminder to holders of Class A Restricted Voting Shares and Class B Non-Voting Shares
The Company reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Share may, at the option of the holder, be exchanged at any time for one Class B Non-Voting Share and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of Canadian residency to the Company's transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca

For more information:

Investment community:

Thane Fotopoulos
514 937-0102, ext. 8317
 thane.fotopoulos@microcell.ca

Medias:

Claire Fiset
514 937-0102, ext. 7824
 claire.fiset@microcell.ca